SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Companhia Aberta

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 19, 2013

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INDEX

proposal for the annual general meeting	3
ANNEX I –	6
ANEXO II - REMUNERAÇÃO DOS ADMINISTRADORES	[39]
ANEXO III – PERFIL DOS CANDIDATOS AO CONSELHO FISCAL	[71]

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GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 19, 2013:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2012.

We propose that the management accounts and financial statements for the 2012 fiscal year, as disclosed on March 11, 2013 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Stock, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on March 12, 2013 in the newspapers O Estado de São Paulo and the Official Gazette of the State of São Paulo (“Financial Statements”) be approved without reservations.

Considering that the Company recorded a loss in the fiscal year ended December 31, 2012, there is no proposal to be presented on the distribution of profits, therefore impairing the presentation of information required by Annex 9-1-II of CVM Instruction no. 481 of December 17, 2009 (“CVM Instruction 481/09"). For the same reason, we propose that no dividends be distributed.

As per Article 9, paragraph III of CVM Instruction 481/09, the management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and paragraph 1, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Establishment of the total management compensation for the 2013 fiscal year.

We propose that the total management compensation for the 2013 fiscal year be established at up to R$18,399,696.78 for the current fiscal year, from January to December of 2013.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix II of this proposal.

Please note that the limit proposed above includes fixed and short-term variable compensation for the management, as well as any benefits provided or supported by the Company. As further clarification, this amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company’s accounting, incurred under the Stock Option Plan previously approved by the Company's shareholders at General Meeting.

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The Company maintains a short-term variable compensation program that is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors at the start of each year. For the 2012 fiscal year, a series of goals was established, including the following mandatory metrics: (i) operating cash flow; and (ii) leverage (Net Debt + Obligations) / (Shareholders’ Equity + Minority Interests). For the 2013 fiscal year, the mandatory metrics will be: (1) leverage (Net Debt + Obligations) / (Shareholders’ Equity + Minority Interests); and (2) net income.

We also inform that, on the Annual General Meeting held on 2012 was approved a global limit of compensation for management in the amount of R$17,041,926.40, of which the total amount of R$16,317,927.63 was effectively paid. The total amount of management compensation proposed in the Annual General Meeting held on 2012 was restated by inflation of the period, resulting in the proposed amount for 2013.

3. Installation and establishment of the number of members that should compose the Company’s Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company’s Fiscal Council. Once installed, in compliance with the provisions of Article 43 of the Company’s Bylaws, we propose that the Company’s Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

4. Considering that the term of office has ended, election of the members of the Company’s Fiscal Council.

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2014 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Adriano Rudek de Moura, Brazilian, accountant, married, bearer of ID card (RG) no. 13.126.515-5 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 037.059.028-73, resident and domiciled in São Paulo, São Paulo State at Rua Verbo Divino, 1488, 7º andar, CEP 04719-904, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in São Paulo, São Paulo State at Rua Evangelina de Toledo Pizza Wodianer, 165, casa 1, CEP 04640-055, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

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As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix III of this proposal.

5. Establishment of the total compensation of the Members of the Fiscal Council for the 2013 fiscal year.

We propose that the total compensation for fiscal council members for the 2013 fiscal year be established at up to R$186,000.00.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix II of this proposal.

São Paulo, March 18, 2013.

The Management

Gafisa S.A.

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EXHIBITS I to III

We herein inform you that Exhibits I to III of this proposal are available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ir > Results and Filings > AGM/EGM and Board Meeting Minutes > 03/18/2013 - Management Proposal) and in the websites of BM&FBovespa (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer